COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Exhibit 12

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except ratios)	2013	2012	2013	2012

Earnings:
Pre-tax income(a):	$1,046	$2,148	$6,281	$6,589
Add — Fixed charges	993	1,220	3,229	3,499

Adjusted Pre-tax income	$2,039	$3,368	$9,510	$10,088

Fixed charges:
Interest expense	$767	$902	$2,501	$2,701
Portion of rent expense representing interest	35	33	103	99
Interest credited to policy and contract holders	191	285	625	699

Total fixed charges	$993	$1,220	$3,229	$3,499

Total fixed charges, excluding interest credited to
policy and contract holders	$802	$935	$2,604	$2,800

Ratio of earnings to fixed charges	2.05	2.76	2.95	2.88

Ratio of earnings to fixed charges, excluding interest
credited to policy and contract holders(b):	2.54	3.60	3.65	3.60

(a)  From continuing operations, excluding undistributed earnings (loss) from equity method investments and capitalized interest.

(b)  The Ratio of earnings to fixed charges, excluding interest credited to policy and contract holders, removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contract holders. Such interest amounts are also removed from earnings used in this calculation. GICs and GIAs are entered into by our subsidiaries. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. When these investments yield rates are greater than the rates on the related policyholders obligation or contract, a profit is earned from the spread.

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